January 14, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (310) 964-0838

Larry D. Hunter
Executive Vice President Legal and Human Resources & General Counsel
The DIRECTV Group, Inc.
2230 E. Imperial Hwy
El Segundo, CA 90245

> **Re:** **The DIRECTV Group, Inc.**
> **Definitive Schedule 14A**
> **Filed April 27, 2007**
> **File No. 1-31945**

Dear Mr. Hunter:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350

Sincerely,

Kathleen Krebs
Special Counsel